

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via Email
William D. Jenkins, Jr.
Chief Executive Officer
Barracuda Networks, Inc.
3175 S. Winchester Blvd.
Campbell, CA 95008

> **Re: Barracuda Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2013**
> **File No. 333-19150**

Dear Mr. Jenkins:

We have reviewed your letter dated September 25, 2013, and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 20, 2013.

Key Metrics, page 51

1.   We note your revised disclosure in response to prior comment 2. Your disclosure regarding the gross billings metric continues to indicate that the performance metric is a leading indicator of future revenue. As these adjustments represent the company's estimate of amounts that will not be reflected in future revenues, please revise your disclosure to remove all references to this as an indicator of future revenues.

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Warranty and Instant Replacement Service, page F-13

2.   We note your response to prior comment 7 that the company believes ASC 460 contemplates that an accrual for warranty would not occur prior to the recognition of revenue, as the cause and effect clause implies the recognition of costs should accompany the recognition of revenue. Please tell us what consideration was given to accruing for the estimated warranty obligation pursuant to ASC 460-10-25-6 and then amortizing warranty expense over the one-year term over which the company has the obligation to perform and thus incur costs under the standard warranty consistent with ASC 460-10-35-1 and 2.

3.   In your response to prior comment 8 you indicate that the substantial majority of warranty costs relate to the company's Instant Replacement subscriptions. Please quantify for us the warranty costs related to standard warranty for the periods presented.

4.   We note your response to prior comment 8. In light of the significance of your Hardware Refresh Program to your marketing efforts and the significance of the warranty costs to your operating results, please revise to disclose the amount of warranty costs, including those related to Instant Replacement subscriptions, for each period presented.

Exhibits

5.   We note your disclosure on page 121 that your board has recently adopted your 2014 Executive Bonus Plan. Please file the plan as an exhibit your registration statement, or tell us why you are not required to do so. We refer you to Item 601(b)(10)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
Allison B. Spinner
Wilson Sonsini Goodrich & Rosati, P.C.